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                                                                     Exhibit 2.2

March 23, 2001


Loral SpaceCom DBS Holdings, Inc.
600 Third Avenue
New York, New York 10016

Gentlemen:

     We refer to that certain Operating Agreement of R/L DBS Company L.L.C. ("R/L DBS") dated as of March 6, 1996 (the "Operating Agreement") between Loral Aerospace Holdings, Inc. ("LAHI") and Rainbow DBS Holdings, Inc. ("Rainbow"). LAHI's interest in R/L DBS was assigned to Loral SpaceCom DBS Holdings, Inc. ("Loral") on April 22, 1996. Each of Loral and Rainbow currently holds a 50% membership interest in R/L DBS. Loral has indicated that it will not participate in funding R/L DBS in the future and would like to sell its interest in R/L DBS to Rainbow or an affiliate of Rainbow on the terms and conditions set forth herein. Accordingly, Loral and Rainbow agree as follows:

     1. Rainbow shall fund or arrange the funding of R/L DBS' requirements as Rainbow may determine is necessary or appropriate in the form of non-recourse loans on commercially reasonable terms.

     2. Upon satisfaction of the conditions set forth in paragraph 10 below, Loral shall sell, and Rainbow shall purchase (the "Sale"), for the purchase price described below (the "Purchase Price"), all of Loral's interest in R/L DBS, free and clear of any liens, claims or encumbrances, other than those related to any litigation and other proceeding involving Continental Satellite Corporation or the Contemplated Transactions (as defined in the R/L DBS membership agreement).

     3.   The Purchase Price shall be equal to:

          a. In the event that Rainbow causes R/L DBS to contract with an affiliate of Loral (including Space Systems/Loral, Inc.) for the procurement of a satellite, then the Purchase Price shall be equal to an amount which yields a net present discounted value of $20 million calculated as set forth in paragraph 4 below.
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Loral SpaceCom DBS Holdings, Inc.
March 23, 2001
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          b.   In the event that Rainbow does not cause R/L DBS to contract with an affiliate of Loral (including Space Systems/Loral, Inc.) for the procurement of a satellite, but instead causes R/L DBS to contract with another satellite vendor for the procurement of such a satellite, then the Purchase Price shall be equal to an amount which yields a net present discounted value of $40 million calculated as set forth in paragraph 4 below.

     4. Net present discounted value shall be calculated using a discount rate of 8% per annum and shall be calculated from the date a payment(s) is made pursuant to paragraph 5, 6 or 7 below to April 1, 2001.

     5. The Purchase Price shall be payable as follows. Rainbow shall pay to Loral two percent (2%) of net revenues (gross revenues less bad debt) of R/L DBS (or any successor entity) until the Purchase Price shall have been paid in full. These payments shall be paid on an annual basis, in each case for the prior fiscal year of R/L DBS, within 120 days of the last day of such fiscal year. Rainbow may at its option also elect to accelerate payment of such amounts to Loral. It is understood and agreed that, except as provided in paragraphs 6 and 7 below, the Purchase Price shall be payable solely out of the Company's net revenues, if any, in accordance with this paragraph 5.

     6. In the event that all or substantially all of the membership interests in R/L DBS (or any securities into which such membership interests are converted or any securities of a company, substantially all of which assets consist, whether directly or indirectly, of equity interests in R/L DBS or any successor entity), or substantially all of the assets of R/L DBS, are sold to a third party unaffiliated with Rainbow prior to the time that the Purchase Price had been fully paid (the "Third Party Sale"), Rainbow shall pay to Loral on the closing date of the Third Party Sale a Make Whole Payment. The "Make-Whole Payment" shall be a payment the net present discounted value of which when added to the net present discounted value of all prior payments made by Rainbow to Loral prior to the closing date of the Third Party Sale shall equal $20 million (in the case that the Purchase Price is determined by paragraph 3a above) or $40 million (in the case that the Purchase Price is determined by paragraph 3b above). The net present discounted value of any payment shall be determined as set forth in paragraph 4 above.

     7. In the event that Rainbow or its affiliates (other than R/L DBS) shall sell some or all of its membership interests in R/L DBS (or any securities into which such membership interests are converted or any securities of a company, substantially all of which assets consist, whether directly or indirectly, of equity interests in R/L DBS or any successor entity) prior to the time that the

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Loral SpaceCom DBS Holdings, Inc.
March 23, 2001
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            Purchase Price had been fully paid, then Rainbow shall pay to Loral on the closing date of such sale an amount equal to the value of the consideration received by Rainbow or its affiliates (other than R/L
            DBS) for such sale; provided however that in no event shall Loral receive an amount under this paragraph 7 of the net present discounted value of which when added to the net present discounted value of all prior payments made by Rainbow to Loral prior to the closing date of such sale is greater than $20 million (in the case that the Purchase Price is determined by paragraph 3a above) or $40 million (in the case that the Purchase Price is determined by paragraph 3b above). The net present discounted value of any payment shall be determined as set forth in paragraph 4 above.

     8. Rainbow agrees that prior to the time that the Purchase Price is paid in full to Loral, R/L DBS (or any successor entity) shall not
            (i) pay any dividends, make any distributions or otherwise make any payments in respect of its equity interests or (ii) make any payments in respect of loans incurred pursuant to paragraph 1 above.

     9. It is acknowledged and agreed that Rainbow shall have the right to select the party with whom R/L DBS will contract for the procurement of any satellite in its sole discretion, and, pursuant to Article VI of the Operating Agreement, Loral hereby consents, and shall be deemed to have voted in favor of, any actions by Rainbow necessary or appropriate in Rainbow's sole judgment to negotiate and execute a satellite procurement contract on behalf of R/L DBS with a party selected by Rainbow.

     10. Rainbow's obligation to purchase Loral's interest in R/L DBS is subject to the receipt of any necessary regulatory approvals, including any necessary approvals of the FCC and the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. Rainbow and Loral agree to use all reasonable efforts to obtain any such required approvals. Application for such approvals to effectuate the purchase provided for herein shall be made at such time as Rainbow determines, provided that such application shall be made no later than March 23, 2002 or such later date as Loral may agree.

     11. Rainbow agrees that it shall not take any action to alter R/L DBS' corporate structure, the manner in which R/L DBS holds its assets or the structure of Rainbow's holdings in R/L DBS so as to avoid the benefits intended to be conferred on Loral pursuant to paragraphs 5, 6 or 7 above.

     All of Rainbow's obligations under this Agreement are conditioned upon the receipt of approval by Rainbow's board of directors. If such approval is not obtained and
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Loral SpaceCom DBS Holdings, Inc.
March 23, 2001
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Rainbow so advises Loral in writing by no later than April 17, 2001, then this
Agreement shall terminate and be of no force and effect.

     This Agreement shall be interpreted, construed and governed and the rights of the parties shall be determined in all respects, according to the laws of the State of New York, without reference to its conflicts of laws rules.


                                                Very truly yours,


                                                RAINBOW DBS HOLDINGS, INC.

                                                By: /s/ David A. Deitch
                                                --------------------------------
                                                David A. Deitch
                                                Senior Vice President and
                                                General Counsel


Accepted and Agreed to:

LORAL SPACECOM DBS
HOLDINGS, INC.


By: /s/ Avi Katz
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